Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5:   Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes   No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

STFX is an internal-crossing network for orders in NMS stock originating from Participants (as defined below). STFL business units, STFL affiliates, and their respective clients ("Participants") access STFX through the direct or indirect use of the products and services offered by STFL's Portfolio & Electronic Trading Desk (PETD). More specifically, these Participants access STFX through any STFL or STFL-affiliate trading desk that uses the algorithms and/or SORs provided by the PETD.

STFL's SOR platform is the sole point of entry into STFX. In addition to STFX, the SOR platform can access national securities exchanges, other alternative trading systems, and other market centers. The platform contains multiple SOR configurations. SOR configurations may route to different execution venues and are created to achieve specific performance benchmarks and/or to satisfy specific risk tolerances and order constraints. Risk tolerances and constraints may be directly set by a Participant, and/or by an algorithm to minimize an order's impact on the market. Not every SOR configuration routes to STFX. All outbound routes to STFX are subject to the same factors determining latency between the SOR platform and STFX. This means there is no difference in speed for orders reaching STFX once they leave the SOR.─ Algorithms systematically select the appropriate SOR configuration to best achieve their intended benchmark. Alternatively, a Participant can access a SOR configuration directly without utilizing an algorithm. However, Participants cannot bypass the SOR to directly access STFX. Except as may be prohibited by regulatory requirements, Institutional Participants (e.g., banks, insurance companies, mutual fund companies, registered investment advisors, pension funds, hedge funds, and other money managers) can request customization of their algorithm or SOR configurations at the session or Client ID-level to exclude specific trading venues, including STFX.

In addition, certain Institutional Participants that meet the specific eligibility standards described in Part III, Item 2b ("Directed Participants"), and upon written request, review, and approval by STFL's Head of Equity Trading, can direct that their orders route solely to STFX by nature of a customized STFL SOR routing configuration. **These Directed Participants are treated as Subscribers for purposes of Regulation ATS.** A Directed Participant's customized SOR routing configuration restricts the SOR to routing that Participant's order only to STFX, thereby excluding all other execution venues as routing destinations. Orders directed solely to STFX by a Directed Participant are subject to the same order validation process and priority rules described in Part III, Item 7 that apply to non-directed orders. In addition, orders from Directed Participants use the same routing infrastructure, and are subject to the same factors determining latency (as discussed above) between each STFL SOR and STFX as all non-directed orders. While Directed Participants can route their orders solely to STFX, they cannot directly access STFX without first routing through the SOR platform mentioned above. The STFL SOR platform is the only means of entry into STFX, but it is capable of utilizing a customized SOR routing configuration to allow directed orders into STFX. Retail Participants may not directly route orders to a specific algorithm or execution venue. The use of algorithms and SOR routing configurations for retail Participant orders is subject to the discretion of the STFL Retail Trading Desk.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   No

If no, identify and explain any differences.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

☒ Yes   No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

In addition to accessing STFX through the products and services that STFL offers Participants as described in Part III, Item 5.a., STFL affiliates may also provide their clients with indirect access to STFX through "white-labeling" arrangements. Under a "white-label" arrangement, a STFL affiliate may offer its clients STFL's algorithms and/or SORs under the affiliate's own marketing name. Notably, these white-label arrangements do not contain specific terms and conditions for directing orders into STFX.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Part III: Manner of Operations

Item 1:   Types of ATS Subscribers

Select the type(s) of Subscribers that can use the NMS Stock ATS services:

☒ Investment Companies	☐ Retail Investors	Issuers	☐☒ Brokers
☐ NMS Stock ATSs	☒ Asset Managers	☐ Principal Trading Firms	
☐ Hedge Funds ☒	☐ Market Makers	☒ Banks	☐☒ Dealers
☒ Other			

If other, identify the type(s) of subscriber.
STFL business units, STFL affiliates, and their respective clients ("Participants") indirectly access STFX through the products and services offered by STFL. More specifically, these Participants access STFX through any STFL or STFL-affiliate trading desk that utilizes the algorithms and/or SORs**SOR** provided by the PETD. Participants include investment companies, retail investors, asset

managers, hedge funds, banks, and broker-dealers ~~(i.e., affiliate~~ **Certain unaffiliated** broker-dealers~~)~~ **can also access STFX directly, or on behalf of a Participant, such as through an outsourced trading desk**.   In addition, certain clients of STFL or its affiliates can direct that their orders route solely to STFX. In order to route orders solely to STFX, these clients must be Institutional Participants (as described in Part II, Item 5) and request a customized STFL SOR routing configuration that allows such direction of orders. These Institutional Participants, referred to as Directed Participants, must satisfy the eligibility conditions described in Part III, Item 2b**, and are treated as Subscribers for purposes of Regulation ATS**.

2:   Eligibility for ATS Services

   a.   Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

   Yes   ☒ No

   b.   Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

   ☒ Yes   ☐ No

   If yes, list and provide a summary of the conditions.

   All Participants are required to be a STFL client or a STFL affiliate client and comply with all legal requirements applicable to their particular business type or trading activities. Clients of Stifel and its affiliates are subject to the firm's account onboarding and review process which includes the completion of the firm's Know Your Client and Anti-Money Laundering process.

   Upon written request, review, and approval by Stifel's Head of Equity Trading and its Risk Management group, clients of STFL and its affiliates that are Institutional Participants as defined in Part II, Item 5a may request a customized STFL SOR routing configuration that restricts the SOR to routing their orders only to STFX. This customization excludes all other execution venues as routing destinations for these orders. Institutional Participants must be approved for this configuration, subject to the following additional eligibility conditions (i.e., to become Directed Participants):

   Assets Under Management ("AUM"): The Institutional Participant must: (a) have more than $10 billion in AUM at the time of their request; or (b) have more than $5 billion in AUM at the time of their request and use a third-party technology platform or execution service-bureau with its own SOR and execution algorithms ("Third-Party SOR Platform") that connect to STFX through Stifel's routing infrastructure and STFL SOR platforms (see Part III, Item 5: ("Means of Entry")). An Institutional Participant with more than $10 billion AUM can also use a Third-Party Platform to connect to Stifel's routing infrastructure and the STFL SOR platform.

   Stifel's Head of Equity Trading and its Risk Management group has sole discretion to accept or deny a potential Directed Participant even if they meet the eligibility criteria.

   c.   If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

   ☒ Yes   No

   If no, identify and describe any differences.

   d.   Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

   ☐ Yes   ☒ No

Item 5:   Means of Entry

    a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

        Yes   ☒ No

        If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

    b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator? N/A

        Yes   ☐ No

        If no, identify and explain any differences.

    c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

        ☒ Yes   No

        If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

        STFX is an internal-crossing network for orders in NMS stocks originating from Participants (as defined below). STFL business units, STFL affiliates, and their respective clients ("Participants") access STFX through the direct or indirect use of the products and services offered by STFL's Portfolio & Electronic Trading Desk (PETD). More specifically, these Participants access STFX through any STFL or STFL-affiliate trading desk that uses the algorithms and/or SOR provided by the PETD.

        STFL's SOR platform is the sole point of entry into STFX. In addition to STFX, the SOR platform can access national securities exchanges, other alternative trading systems, and other market centers. The platform contains multiple SOR configurations. SOR configurations may route to different execution venues and are created to achieve specific performance benchmarks and/or to satisfy specific risk tolerances and order constraints. Risk tolerances and constraints may be directly set by a Participant, and/or by an algorithm to minimize an order's impact on the market. Not every SOR configuration routes to STFX. All outbound routes to STFX are subject to the same factors determining latency between the SOR platform and STFX. This means there is no difference in speed for orders reaching STFX once they leave the SOR. STFL algorithms systematically select the appropriate SOR configuration to best achieve their intended benchmark. Alternatively, a Participant can access a SOR configuration directly without utilizing an algorithm. However, Participants cannot bypass the SOR to directly access STFX. Except as may be prohibited by regulatory requirements, Institutional Participants can request customization of their algorithm or SOR configurations at the session or Client ID-level to exclude specific trading venues, including STFX.

        Institutional Participants that meet the eligibility standards described in Part III, Item 2b ("Directed Participants"), and upon written request, review, and approval by STFL's Head of Equity Trading, can direct that their orders route solely to STFX by utilizing a customized STFL SOR routing configuration. **These Directed Participants are treated as Subscribers for purposes of**

Regulation ATS. A Directed Participant's customized SOR routing configuration restricts the SOR to routing that Participant's orders only to STFX, thereby excluding all other execution venues as routing destinations. Orders directed solely to STFX by a Directed Participant are subject to the same order validation process and priority rules (see Part III, Item 7) as all non-directed orders. In addition, orders from Directed Participants utilize the same routing infrastructure and are subject to the same factors determining latency (discussed above) between the STFL SOR and STFX as all non-directed orders. While Directed Participants can route their orders solely to STFX, they cannot directly access STFX without first routing through the SOR platform mentioned above. The STFL SOR platform is the only means of entry into STFX, but is capable of utilizing a customized SOR routing configuration to allow directed orders into STFX. Retail Participants may not directly route orders to a specific algorithm, SOR, or execution venue. The use of algorithms and SOR routing configurations for retail Participant orders is subject to the discretion of the STFL Retail Trading Desk.

In addition to accessing STFX through the regular products and services that Stifel offers Participants, STFL affiliates may also provide their clients with indirect access to STFX through "white-labeling" arrangements. Under a "white-label" agreement, a STFL affiliate may offer its clients the trading products and services offered by STFL under the affiliate's own marketing name. Notably these white-label arrangements do not contain specific terms and conditions for routing orders into STFX. Otherwise, access to STFX by these affiliate clients is the same as described in Part III, Item 5.a and above.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   No

If no, identify and explain any differences.